                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  78464M 10 6
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                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 8 Pages

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CUSIP No. 78464M 10 6                    13G                   Page 2 of 8 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS OR
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Thomas C.K. Yuen
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
        (SEE INSTRUCTIONS)                                             (b)  [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER
               NUMBER
              OF SHARES                         140,563
            BENEFICIALLY              ------------------------------------------
                OWNED                   6       SHARED VOTING POWER
               BY EACH
              REPORTING                         2,668,482
               PERSON                 ------------------------------------------
                WITH                    7       SOLE DISPOSITIVE POWER

                                                140,563
                                      ------------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                2,668,482
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,809,045
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        28.8%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 78464M 10 6                    13G                   Page 3 of 8 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS OR
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Misako Yuen
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
        (SEE INSTRUCTIONS)                                             (b)  [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER
               NUMBER
              OF SHARES                         -0-
            BENEFICIALLY              ------------------------------------------
                OWNED                   6       SHARED VOTING POWER
               BY EACH
              REPORTING                         2,668,482
               PERSON                 ------------------------------------------
                WITH                    7       SOLE DISPOSITIVE POWER

                                                -0-
                                      ------------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                2,668,482
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,668,482
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                 [X]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        27.7%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 78464M 10 6                    13G                   Page 4 of 8 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS OR
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Thomas Yuen Family Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
        (SEE INSTRUCTIONS)                                             (b)  [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER
               NUMBER
              OF SHARES                         -0-
            BENEFICIALLY              ------------------------------------------
                OWNED                   6       SHARED VOTING POWER
               BY EACH
              REPORTING                         2,668,482
               PERSON                 ------------------------------------------
                WITH                    7       SOLE DISPOSITIVE POWER

                                                -0-
                                      ------------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                2,668,482
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,668,482
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        27.7%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

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CUSIP No. 78464M 10 6                  13G                     Page 5 of 8 Pages
---------------------                                          -----------------


Item 1(a).   Name of Issuer:

             SRS Labs, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             2909 Daimler Street, Santa Ana, California 92705

Item 2(a).   Names of Persons Filing:

             Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             SRS Labs, Inc., 2909 Daimler Street, Santa Ana, California 92705

Item 2(c).   Citizenship:

             Thomas C.K. Yuen and Misako Yuen are citizens of the U.S.A, and the Thomas Yuen Family Trust is a trust formed under the laws of the State of California.

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             78464M 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), identify the type of reporting person.

             Inapplicable.

Item 4.      Ownership.

             (a)  Amount Beneficially Owned:
                  Thomas C.K. Yuen                             2,809,045
                  Misako Yuen                                  2,668,482
                  Thomas Yuen Family Trust                     2,668,482

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CUSIP No. 78464M 10 6                  13G                     Page 6 of 8 Pages
---------------------                                          -----------------

    (b)  Percent of Class:
         Thomas C.K. Yuen                                       28.8%
         Misako Yuen                                            27.7%
         Thomas Yuen Family Trust                               27.7%

    (c)  Number of shares as to which such person has:

         (i)     Sole power to vote or to direct the vote:
                 Thomas C.K. Yuen                              140,563
                 Misako Yuen                                         0
                 Thomas Yuen Family Trust                            0

         (ii)    Shared power to vote or to direct the vote:
                 Thomas C.K. Yuen                            2,668,482
                 Misako Yuen                                 2,668,482
                 Thomas Yuen Family Trust                    2,668,482

         (iii)   Sole power to dispose or to direct the
                 disposition of:
                 Thomas C.K. Yuen                              140,563
                 Misako Yuen                                         0
                 Thomas Yuen Family Trust                            0

         (iv)    Shared power to dispose or to direct the
                 disposition of:
                 Thomas C.K. Yuen                            2,668,482
                 Misako Yuen                                 2,668,482
                 Thomas Yuen Family Trust                    2,668,482

          The shares beneficially owned by Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust include 2,668,482 shares held by the Thomas Yuen Family Trust, of which Mr. and Mrs. Yuen are co-trustees. The shares beneficially owned by Thomas C.K. Yuen also include 140,563 shares issuable to Mr. Yuen upon exercise of stock options that vest on or before March 1, 1998, and Mr. Yuen's beneficial ownership of such shares is subject to applicable community property laws. The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 203,493 shares held by Atsuko Hamasaki as trustee of the Yuen 1993 Irrevocable Trust (144,825 shares), and as custodian for Mr. and Mrs. Yuen's children, Jennifer Wen Lee Yuen (31,465 shares) and Constance Kahlee Yuen (31,465 shares). Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 203,493 shares held by Atsuko Hamasaki.

Item 5.   Ownership of Five Percent or Less of a Class.

          Inapplicable.

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CUSIP No. 78464M 10 6                  13G                     Page 7 of 8 Pages
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Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

             Inapplicable.

Item 8.      Identification and Classification of Members of the Group.

             This filing is on behalf of Thomas C.K. Yuen, Misako
             Yuen and the Thomas Yuen Family Trust as members of a group pursuant to Rule 13d-1(c).

Item 9.      Notice of Dissolution of Group.

             Inapplicable.

Item 10.     Certification.

             Inapplicable.

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CUSIP No. 78464M 10 6                  13G                     Page 8 of 8 Pages
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                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   February 10, 1998
                                        --------------------------------------
                                                          Date

                                                /s/ Thomas C.K. Yuen
                                        --------------------------------------
                                                    Thomas C.K. Yuen


                                                   /s/ Misako Yuen
                                        --------------------------------------
                                                       Misako Yuen


                                        THOMAS YUEN FAMILY TRUST


                                        By:       /s/ Thomas C.K. Yuen
                                           -----------------------------------
                                                      Thomas C.K. Yuen
                                                         Co-Trustee


                                        By:         /s/ Misako Yuen
                                           -----------------------------------
                                                        Misako Yuen
                                                        Co-Trustee